Exhibit 99.1

Ballard Receives $19.2M Order from Weichai-Ballard JV for MEAs to Power Fuel Cell Electric Vehicles in China

VANCOUVER, Dec. 16, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced receipt of a purchase order from Weichai Ballard Hy-Energy Technologies Co., Ltd. ("Weichai-Ballard JV") for Membrane Electrode Assemblies (MEAs) valued at $19.2 million, to be delivered in 2020 under a long-term MEA supply agreement.

Ballard next-generation LCS fuel cell stack (CNW Group/Ballard Power Systems Inc.)

Weichai Power Co., Ltd. ("Weichai Power"; http://en.weichaipower.com/) is an investor in, and strategic partner with, Ballard. Under terms of a strategic collaboration between the companies that closed on November 13th, 2018, Weichai Power holds a 51% ownership position and Ballard holds a 49% ownership position in the Weichai-Ballard JV. The Weichai-Ballard JV production facility, located in Shandong Province, China, is expected to be commissioned and operational in the first half of 2020.

Once operational, the Weichai-Ballard JV production facility will begin the manufacture of next-generation LCS fuel cell stacks and LCS-based modules to power Fuel Cell Electric Vehicles (FCEVs) for the China market. The Weichai-Ballard JV is expected to have initial production capacity of 20,000 fuel cell stacks, or 10,000 modules, based on a two-shift operation.

Randy MacEwen, Ballard President and CEO said, "We have a simple shared vision with Weichai Power for our Weichai-Ballard JV – to create the leading fuel cell stack and module technology and manufacturing operation in China for buses, commercial trucks and forklifts. We are making measured progress on this vision. In 2019, together with Weichai, we staffed up the JV, co-developed fuel cell products for the China market, substantially completed construction of the JV manufacturing facility, progressed on our manufacturing equipment, processes and automation, initiated localization of the supply chain, and supported initial vehicle testing."

The MEA purchase order announced today, together with a fully operational fuel cell module factory, are expected to enable large-scale manufacturing of fuel cell products by the Weichai-Ballard JV in 2020.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated deliveries and deployments of products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

View original content to download multimedia:http://www.prnewswire.com/news-releases/ballard-receives-19-2m-order-from-weichai-ballard-jv-for-meas-to-power-fuel-cell-electric-vehicles-in-china-300975073.html

SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2019/16/c1552.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:00e 16-DEC-19